Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Initiation of a Phase I Clinical Study of TT-301

TORONTO, ON, June 30th, 2010 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ:TTHI, TSX:TTH) announced today that the first patient has been dosed with drug candidate TT-301 in a Phase 1 clinical study. TT-301 is a small molecule compound that has demonstrated efficacy in preclinical models of rheumatoid arthritis, intracerebral haemorrhage (“ICH”) and traumatic brain injury (“TBI”). In pre-clinical studies, TT-301 has been shown to act by inhibiting the overproduction of inflammatory cytokines, such as interleukin-1 (IL-1b), tumour necrosis factor-alpha (TNF-a), a key disease process associated with many inflammatory and degenerative diseases.

The Phase I trial is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

The data from Phase I studies are a first step in the development of TT-301 for central nervous system (CNS) intravenous indications, ICH and TBI. In well-established rodent models of chronic neuroinflammatory disorders, treatment with TT-301 reduced recruitment of activated microglia, reduced cerebral edema and improved motor skills and neurocognitive outcomes. The goal of intravenously administered TT-301 is to provide a short-term treatment, that following CNS injury, can reduce destructive glial cell derived inflammatory cycles, and their long-term neurotoxic effectsD.

In follow up studies, the Company plans to advance oral formulations of lead drug candidates TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 are novel, orally available, small molecule compounds that can suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. Currently, Phase 1 enabling preclinical studies are being performed for oral forms of both compounds.

About TT-301 and TT-302

Inflammatory cytokines are part of the body’s natural defense mechanism. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel®, Remicade® and Humira®) to inhibit the activity of inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders.

TT-301 and TT-302 are next generation drug candidates that target inflammatory cytokine production through a small molecule approach allowing for administration both orally and intravenously. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibition of inflammatory cytokine production in the brain and the periphery. In preclinical studies, both TT-301 and TT-302 have shown a favorable safety profile and therapeutic window for efficacy.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com